                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. ___)*

                               Skintek Labs, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    830702106
                                 (CUSIP Number)

                              Mark Baker, President
                         2700 N. 29th Avenue, Suite 305
                            Hollywood, Florida 33020
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 March 16, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits ss.ss.240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g). See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  830702106

1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. (entities only)
    Mark Baker

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)   [  ]
        (b)   [  ]

3)  SEC Use Only

4)  Source of Funds (See Instructions)  PF

5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e) [  ]

6)  Citizenship or Place of Organization   USA

Number of      7)  Sole Voting Power  6,000,000 shares
Shares
Owned by       8)  Shared Voting Power
Each Report
Person
With           9)  Sole Dispositive Power  6,000,000 shares

10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 shares

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

13)      Percent of Class Represented by Amount in Row (11)  50.3%

14)      Type of Reporting Person (See Instructions)  IN

Item 1.  Security and Issuer

Title of the Class of Equity Securities:

Common Stock

Name and Address of Principal Executive Offices:

Skintek Labs, Inc.
2700 N. 29th Avenue, Suite 305
Hollywood, FL 33020

Item 2.  Identity and Background

         (a)      Mark Baker

         (b)      2700 N. 29th Avenue, Suite 305
                  Hollywood, FL 33020

         (c)      Mr. Baker is employed by DC Capital Group, Inc., a consulting company of which he is a 50% owner.

         (d)      no

         (e)      no

         (f)      United States

Item 3.  Source and Amount of Funds

         On March 16, 2001,  Mark Baker purchased  6,000,000  shares of the common stock of Skintek Labs, Inc. with personal funds totaling $6,000.

Item 4.  Purpose of Transaction

         (a)  none
         (b)  none
         (c)  none
         (d)  Mark Baker acquired the shares of common stock upon his appointment to the board of directors and election as president of the Company.
         (e)  none
         (f)  none
         (g)  none
         (h)  none
         (i)  none
         (j)  none

Item 5.  Interest in Securities of the Issuer

         (a)  Mark Baker beneficially owns 6,000,000 shares which represents
              50.3% of the outstanding common stock.

         (b)  Mr. Baker has sole voting and sole dispositive power over the shares

         (c)  none

         (d)  none

         (e)  not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             none

Item 7.  Material to be Filed as Exhibits

            none

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2001

Signature

/s/ Mark Baker, President
Name/Title